Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports 2013 Financial Results,
Conference Call at 8am PDT (11am EDT) on March 11, 2014
______________________________________________________________________________

Vancouver, Canada – March 10, 2014 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) announced today its financial results for the year ended December 31, 2013, based on the Company’s ninth consecutive year of growing silver and gold production.  Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state.

The complete financial statements and Management’s Discussion & Analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  All amounts are reported in US$.

Highlights of Fiscal 2013 (Compared to Fiscal 2012)

Financial
•	Net loss of $89.5 million ($0.90 per share) compared to net earnings of $42.1 million ($0.45 per share)
•	Adjusted earnings(1) decreased 72% to $11.1 million ($0.11 per share) compared to $40.2 million ($0.43 per share)
•	EBITDA(1) increased 10% to $100.0 million
•	Cash flow from operations before working capital changes decreased 2% to $81.6 million
•	Mine operating cash flow(1) increased 2% to $116.9 million
•	Revenue increased 33% to $276.8 million
•	Realized silver price fell 25% to $23.10 per ounce (oz) sold (consistent with 2013 average spot price)
•	Realized gold price fell 18% to $1,375 per oz sold (consistent with 2013 average spot price)
•	Cash costs(1) rose 8% to $7.92 per oz silver payable (net of gold credits)
•	All-in sustaining costs fell 21% to $18.31 per oz silver payable (net of gold credits)
•	Cash and equivalents rose 88% to $35 million at year-end compared to $19 million

Operations
•     Silver production increased 52% to 6,813,069 oz
•     Gold production jumped 95% to 75,578 oz
•     Silver equivalent production escalated 67% to 11.3 million oz (at a 60:1 silver:gold ratio)
•     Bullion inventory at year-end included 51,000 oz silver and 198 oz gold
•     Concentrate inventory available for sale at year-end was nil
•     Successfully completed the El Cubo plant reconstruction on time and budget
•     Plant throughputs, ore grades and metal recoveries were higher at all three mines

Highlights of Fourth Quarter 2013 (Compared to Fourth Quarter 2012)

Financial

•	Net loss of $115.8 million ($1.16 per share) compared to net earnings of $14.8 million ($0.15 per share)

•	Adjusted loss of $12.1 million ($0.12 per share) compared to adjusted earnings of $12.9 million ($0.13 per share)
•	EBITDA(1) fell 18% to $23.0 million
•	Cash flow from operations before working capital changes decreased 12% to $18.0 million
•	Revenue increased 2% to $67.9 million on 2,155,326 silver oz sold and 18,960 gold oz sold
•	Realized silver price fell 38% to $20.52 per oz sold
•	Realized gold price fell 28% to $1,246 per oz sold
•	Cash costs(1) fell 39% to $7.46 per oz silver payable (net of gold credits)
•	El Cubo cash costs(1) fell 83% to $6.65 per oz silver payable (net of gold credits)
•	All-in sustaining costs fell 49% to $14.24 per oz silver payable (net of gold credits)

Operations
•	Silver production up 56% to 1,931,717 oz
•	Gold production up 37% to 17,686 oz
•	Silver equivalent production up 49% to 3.0 million oz (at a 60:1 silver:gold ratio)
•	Plant throughputs, ore grades and metal recoveries were higher at all three mines

(1)	Adjusted earnings, mine operating cash flow, EBITDA and cash costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Endeavour CEO Bradford Cooke stated: “We delivered another record year of silver and gold production and revenue in 2013. In spite of achieving higher throughput, grades and recoveries at all three mines, our earnings were hit by lower metal prices and reduced carrying values at El Cubo and Guanaceví plus a deferred tax liability related to the new mining taxes in Mexico.

“Nonetheless, significant progress was made in 2013, particularly in the El Cubo mine performance and operating costs. The single digit cash costs are what management originally modelled long term for El Cubo when it acquired the mine in 2012.  The operating turn-around at El Cubo still has two quarters to completion but the transformation thus far has been very satisfying.”

Financial Results (Consolidated Statement of Operations appended below)

For the year ended December 31, 2013, the Company generated revenue totaling $276.8 million (2012 - $208.1 million). During the year, the Company sold 7,151,963 oz silver and 81,119 oz gold at realized prices of $23.10 and $1,375 per oz respectively, compared to sales of 4,815,073 oz silver and 35,167 oz gold at realized prices of $30.99 and $1,674 per oz respectively in 2012.

After cost of sales of $219.9 million (2012 - $130.1 million), mine operating earnings amounted to $56.9 million (2012 - $78.0 million) from mining and milling operations in Mexico.

Excluding depreciation and depletion of $53.6 million (2012 - $29.7 million), stock-based compensation of $0.5 million (2012- $0.5 million), and a write-down of inventory of $5.9 million (2012 - $6.2), mine operating cash flow before taxes was $116.9 million (2012 – $114.4 million) in 2013.  Operating loss was $102.9 million (2012 – earnings of $53.6 million) driven by impairment charges of $95.8 million on the Guanaceví and El Cubo mines and a $39.2 million impairment of El Cubo goodwill.

At December 31, 2013, the Company determined there were several indicators of potential impairment of its producing mineral properties which include the sustained decline in precious metal prices, the Mexican tax reform and a reduction of the Guanaceví estimated reserves and resources.  The net after-tax impairment totaled $104.3 million.  As a result, net earnings fell from $42.1 million to a loss of $89.5 million in 2013.

Net earnings also included a mark-to-market derivative liabilities gain related to share purchase warrants issued in 2009 denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings.  The appreciation of these warrants resulted in a derivative liability gain of $3.8 million (2012 – loss of $1.9 million).

Excluding the net impairment charges and the mark-to market derivative liabilities gain, adjusted earnings were $11.1 million ($0.11 per share) compared to $40.2 million ($0.43 per share) in 2012.  The drop in precious metal prices was the primary reason for the decrease in the Company’s earnings year over year.

In December 2013, the Mexican President passed tax reform legislation that took effect January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable mine revenue, less allowable deductions excluding interest and capital depreciation, and an 0.5% Environmental Tax on gold and silver revenue. The tax reform is expected to have a material impact on the Company’s future earnings and cash flow.

Consolidated operating costs increased 5% to $97 per tonne due to rising wage pressures, significant restructuring costs, additional use of contractors and higher refining costs, partly offset by the additional economies of scale with the higher output.  Cash cost per ounce, net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, rose 8% to $7.92 per ounce of payable silver compared to $7.33 per ounce in 2012. The lower by-product credit because of the lower gold price was the primary contributor to the higher cash costs, offset by higher consolidated grades and recoveries.  All-in sustaining costs fell 21% as mine development and exploration expenditures were curtailed in response to falling precious metal prices and these costs were allocated over more ounces of silver production.

The Company invested a total of $88.6 million in property, plant and equipment during 2013. Of this, $48.5 million was invested at El Cubo, $21.4 million at Bolañitos, and $15.9 million at Guanaceví. The El Cubo plant refurbishment was completed on time and budget, while the 10.6 kilometres of accelerated mine development should allow the El Cubo mine output to rise to the 1,550 tonnes per day plant capacity by year-end.  The Guanaceví and Bolañitos capital investments continued to focus primarily on sustaining mine development and tailings dam expansions.

2014 Outlook

Endeavour plans to hold silver production relatively steady in the range of 6.5-6.9 million oz in 2014 compared to the 6.8 million oz silver produced in 2013.  Gold production is expected to be in the 65,000-69,000 oz range and silver equivalent production is anticipated to be 10.4-11.0 million oz (at a silver:gold ratio of 60:1) as shown in the table below.

Mine	Ag Prod. (M oz)	Au Prod. (K oz)	Ag Eq. Prod. (K oz)	Tonnes/Day (tpd)
Guanaceví	2.6-2.7	7.0-8.0	3.0-3.2	1,200-1,300
Bolañitos	2.2-2.4	36.0-38.0	4.4-4.7	1,450-1,600
El Cubo	1.7-1.8	22.0-23.0	3.0-3.1	1,200-1,550
Total	6.5-6.9	65.0-69.0	10.4-11.0	3,850-4,450

In 2014, Bolañitos production will pull back to the 1,600 tpd plant capacity as management has elected not to continue extra mine production for processing at the El Cubo plant as it did in 2013.  At Bolañitos, production will continue primarily from the Daniela, Karina, Lana and Bolañitos veins and mine development will open up the La Luz- Asunción deposit.

In 2013, El Cubo production will expand to fill the 1,550 tpd plant to capacity through a steady ramp-up of mine output as mine development opens up the new Villalpando-Asunción deposit.  At El Cubo, the remaining 2014 production will continue to come primarily from the Dolores, Villalpando, San Nicolas and Santa Cecilia veins.

Bolañitos and El Cubo are both producing silver-gold concentrates for sale under one year contracts to smelters because their attractive terms offer lower costs and higher profit margins compared to producing doré bars from the El Cubo leach plant at the current low metal prices.

At Guanaceví, production will continue primarily from the Porvenir Norte, Porvenir Cuatro and Santa Cruz veins.  Underground development of the new Milache discovery is awaiting permitting for development to start in 2014 and production to start in 2015.

Operating Costs
Direct operating costs are forecast at $95 per tonne, and consolidated by-product cash costs of silver production (net of gold credits) are anticipated to be in the $9-$10 per oz range in 2014. The increase from 2013 is primarily driven by the lower gold price and reduced gold production.  Consolidated co-product cash costs of silver and gold production are anticipated to be around $13-14 and $800-850 per oz respectively.

All-in by-product sustaining costs of production (including sustaining capex, exploration and G&A costs) are forecasted to be approximately $19 per oz of silver produced.

Capital Budget
Endeavour plans to invest $43.9 million on capital projects in 2014, including $34.6 million on mine development, infrastructure, equipment and exploration plus $9.3 million on plant upgrades, infrastructure, equipment and buildings. The Company has budgeted $20.9 million at El Cubo, $9.9 million at Bolañitos, $11.7 million at Guanaceví and $1.4 million for general capital, all of which should be funded by the Company’s anticipated 2014 operating cash flow.

Because of Endeavour’s reserve depletion last year, management will look for opportunities to allocate additional funds for accelerated mine development to convert measured and indicated resources into proven and probable reserves in 2014.

Exploration Expenditures
In 2014, Endeavour plans to spend $10.7 million on exploration.  A total of 54,000 metres of drilling in about 120 holes are budgeted to test multiple exploration targets in addition to the underground mine exploration drilling.  As in previous years, management will look for opportunities to stretch and also augment this budget in order to fuel accelerated resource expansion.

The Company will focus on brownfields exploration around the three operating mines in order to replenish reserves and grow resources and mine lives, as well as expanding and permitting the emerging new high grade silver-gold discovery in the Terronera vein on the San Sebastián property in Jalisco State.

Conference Call

A conference call to discuss the results will be held Tuesday, March 11 at 8:00am PST (11:00am EST). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 4890 followed by the # sign. The replay will also be available on the Company’s website at www.edrsilver.com.

All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at 604-640-4804 or toll free 1-877-685-9775.

About Endeavour – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Years Ended
	December 31,	December 31,
	2013	2012

Operating activities
Net earnings (loss) for the year	$(89,465)	$42,117
Items not affecting cash:
Share-based compensation	3,544	4,724
Impairment of non-current assets	95,815	-
Impairment of goodwill	39,245	-
Depreciation and depletion	53,898	29,952
Deferred income tax provision	(20,464)	2,135
Unrealized foreign exchange loss (gain)	682	(1,208)
Mark-to-market loss (gain) on derivative liability	(3,750)	(1,928)
Mark-to-market loss (gain) on contingent liability	(8,398)	589
Finance costs	1,513	484
Write down of inventory to net realizable value	5,874	6,221
Loss (gain) on marketable securities	3,091	(158)
Net changes in non-cash working capital	(5,041)	(6,907)
Cash from operating activities	76,544	76,021

Investing activites
Property, plant and equipment expenditures	(88,518)	(66,236)
Acquisition of Mexgold Resources Inc.	-	(100,000)
Investment in short term investments	(130)	(28,267)
Proceeds from sale of short term investments	5,328	50,373
Investment in long term deposits	(65)	(190)
Cash used in investing activities	(83,385)	(144,320)

Financing activities
Proceeds from revolving credit facility	30,000	9,000
Repayment of revolving credit facility	(6,000)	-
Debt issuance costs	(144)	(732)
Interest paid	(1,101)	(381)
Common shares issued on exercise of options and warrants	528	2,591
Share issuance costs	-	(204)
Cash from financing activites	23,283	10,274

Effect of exchange rate change on cash and cash equivalents	(55)	1,208
Increase (decrease) in cash and cash equivalents	16,442	(58,025)
Cash and cash equivalents, beginning of year	18,617	75,434
Cash and cash equivalents, end of year	$35,004	$18,617

The accompanying notes are an integral part of the consolidated financial statements

 This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Years Ended
	December 31,	December 31,
	2013	2012

Revenue	$276,783	$208,079

Cost of sales:
Direct production costs	158,582	91,800
Royalties	1,328	1,866
Share-based compensation	515	545
Depreciation and depletion	53,569	29,694
Write down of inventory to net realizable value	5,874	6,221
	219,868	130,126

Mine operating earnings	56,915	77,953

Expenses:
Exploration	13,168	11,185
Impairment of non-current assets	95,815	-
Impairment of goodwill	39,245	-
General and administrative	11,605	13,136
	159,833	24,321

Operating earnings (loss)	(102,918)	53,632

Mark-to-market loss/(gain) on derivative liabilities	(3,750)	(1,928)
Mark-to-market loss/(gain) on contingent liability	(8,398)	589
Finance costs	1,513	484

Other income (expense):
Foreign exchange	(2,597)	3,447
Investment and other income	(1,079)	2,152
	(3,676)	5,599

Earnings (loss) before income taxes	(95,959)	60,086

Income tax expense:
Current income tax expense	13,970	15,834
Deferred income tax expense (recovery)	(20,464)	2,135
	(6,494)	17,969
Net earnings (loss) for the year	(89,465)	42,117

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	1,250	(3,631)

Comprehensive income (loss) for the year	$(88,215)	$38,486

Basic earnings (loss) per share based on net earnings	$(0.90)	$0.45
Diluted earnings (loss) per share based on net earnings	$(0.90)	$0.42

Basic weighted average number of shares outstanding	99,720,704	93,266,038
Diluted weighted average number of shares outstanding	99,720,704	95,728,031

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	December 31,	December 31,
	2013	2012

ASSETS

Current assets
Cash and cash equivalents	$35,004	$18,617
Investments	1,463	8,520
Accounts receivable	23,749	20,526
Inventories	23,647	40,797
Prepaid expenses	3,341	9,940
Total current assets	87,204	98,400

Non-current deposits	1,186	1,451
Mineral property, plant and equipment	278,533	338,431
Goodwill	-	39,245
Total assets	$366,923	$477,527

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$17,221	$34,631
Income taxes payable	3,259	3,854
Derivative liabilities	1,491	-
Revolving credit facility	33,000	9,000
Total current liabilities	54,971	47,485

Provision for reclamation and rehabilitation	6,652	6,496
Derivative liabilities	-	5,336
Contingent liability	99	8,497
Deferred income tax liability	49,053	69,517
Total liabilities	110,775	137,331

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 99,784,409 shares (Dec 31, 2012 - 99,541,522 shares)	358,408	357,296
Contributed surplus	14,836	12,828
Accumulated comprehensive income (loss)	(4,081)	(5,331)
Retained earnings (deficit)	(113,015)	(24,597)
Total shareholders' equity	256,148	340,196
Total liabilities and shareholders' equity	$366,923	$477,527

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013 and the related notes contained therein.